Exhibit 99.31

Notice of Annual and

Special Meeting of Shareholders

NOTICE IS HEREBY GIVEN that an annual and special meeting (the “Meeting”) of the holders (the “Shareholders”) of common shares (the “Common Shares”) of Carbon Streaming Corporation (the “Company”) will be held at the offices of the Company, 4 King Street West, Suite 401, Toronto, Ontario, Canada, M5H 1B6 on Friday, November 12, 2021 at 10:00 a.m. (Toronto Time), for the following purposes:

1.	to receive and consider the audited consolidated financial statements of the Company for the financial year ended June 30, 2021 together with the report of the auditor thereon;
2.	to fix the number of directors of the Company at seven;
3.	to elect seven directors of the Company for the ensuing year;
4.	to appoint Baker Tilly WM LLP, Chartered Professional Accountants, as auditor of the Company for the ensuing year and to authorize the board of directors to fix their remuneration;
5.	to consider and, if deemed appropriate, to pass, with or without variation, an ordinary resolution ratifying and approving the Company’s Omnibus Long-Term Incentive Plan, as more particularly described in the Circular (as hereinafter defined) and approval of the unallocated rights and entitlements under such plan;
6.	to consider, and, if deemed appropriate, approve an ordinary resolution, the full text of which is set out in the Circular, to amend and restate the articles of the Company; and
7.	to transact such other business as may properly come before the Meeting or any adjournments or postponements thereof.

IMPACT OF COVID-19

This year, to deal with the ongoing public health impact of the ongoing novel coronavirus disease pandemic (“COVID-19”) and to mitigate risks to the health and safety of our communities, shareholders, employees and other stakeholders, Shareholders of the Company are strongly encouraged to listen to the Meeting via live audio webcast or teleconference instead of attending the Meeting in person. All shareholders of the Company are strongly encouraged to cast their vote by submitting their completed form of proxy (or voting instruction form) prior to the Meeting by one of the means described in the Circular accompanying this Notice of Meeting.

The specific details of the foregoing matters to be put before the Meeting are set forth in the accompanying Management Information Circular (the “Circular”), which is deemed to form part of this notice of meeting (“Notice of Meeting”). The audited consolidated financial statements and related management’s discussion and analysis (“MD&A”) for the Company for the financial year ended June 30, 2021 is mailed to those shareholders who have previously requested to receive them. Otherwise, they are available upon request to the Company, on SEDAR at www.sedar.com or the Company’s website at www.carbonstreaming.com. This Notice of Meeting is accompanied by the Circular, either a form of proxy for registered shareholders or a voting instruction form for beneficial shareholders and a supplemental mailing list return card (collectively, the “Meeting Materials”). Shareholders who are unable to attend the Meeting in person are requested to complete, date and sign the enclosed form of proxy and to return it in the envelope provided for that purpose.

The Company has elected to use the notice-and-access provisions under National Instrument 54-101 Communication with Beneficial Owners of Securities of a Reporting Issuer and National Instrument 51-102 Continuous Disclosure Obligations (the “Notice-and-Access Provisions”) for the Meeting. Notice- and-Access Provisions are a set of rules developed by the Canadian Securities Administrators that reduce the volume of materials that must be physically mailed to Shareholders by allowing the Company to post the Circular and any additional materials online. Under the Notice-and-Access Provisions, instead of receiving printed copies of the Meeting Materials, Shareholders will receive a notice-and-access notification containing details of the Meeting date, location and purpose, as well as information on how they can access the Meeting Materials electronically.

The Meeting Materials will be available at www.carbonstreaming.com and under the Company’s profile on SEDAR at www.sedar.com as of October 15, 2021. The Company will mail paper copies of the applicable Meeting Materials to those registered and beneficial Shareholders who previously elected to receive paper copies. Shareholders who wish to receive paper copies of the Meeting Materials may request copies from Odyssey Trust Company by calling +1-888-290-1175 (toll-free within North America) or 1-587-885-0960 (direct from outside North America) or by email at www.odysseycontact.com. If you have any questions about the information contained in the Circular, or require any assistance in completing your form of proxy, please contact the Odyssey Trust Company at the above noted number or contact the Company by e-mail at info@carbonstreaming.com.

In order to allow for reasonable time to be allotted for a Shareholder to receive and review a paper copy of the Circular prior to the proxy deadline, any Shareholder wishing to request a paper copy of the Circular as described above should ensure such request is received no later than October 26, 2021.

The accompanying Circular provides information relating to the matters to be addressed at the Meeting and is incorporated into this Notice of Meeting. Shareholders are reminded to review the Circular before voting. The procedures by which Shareholders may exercise their right to vote with respect to the matters at the Meeting will vary depending on whether a Shareholder is a registered Shareholder (that is, a Shareholder who holds Common Shares directly in his, her or its own name and is entered on the register of Shareholders) (“Registered Shareholders”) or a non-registered Shareholder (that is, a Shareholder who holds Common Shares through an intermediary such as a bank, trust company, securities dealer or broker) (“Non-Registered Shareholders”).

Your vote is very important to us. Registered Shareholders are entitled to vote at the Meeting or in advance of the Meeting by dating, signing and returning the enclosed form of proxy for use at the Meeting or any adjournments or postponements thereof. To be effective, the form of proxy must be deposited with the Company’s registrar and transfer agent, Odyssey Trust Company: (i) by mail, using the enclosed return envelope or one addressed to Odyssey Trust Company, 702-67 Yonge Street, Toronto, Ontario, M5E 1J8, Attention: Proxy Department; (ii) by hand delivery to Odyssey Trust Company, 702-67 Yonge Street, Toronto, Ontario, M5E 1J8; or (iii) through the internet by using the control number located at the bottom of your form of proxy at https://login.odysseytrust.com/pxlogin, on or before 10:00 a.m. (Toronto time) on Wednesday, November 10, 2021 or not later than forty-eight (48) hours (excluding Saturdays, Sundays and statutory holidays in the Province of Ontario) prior to the time set for the Meeting or any adjournments or postponements thereof.

Non-Registered Shareholders must seek instructions on how to complete their voting instruction form and vote their Common Shares from their broker, trustee, financial institution or other nominee, as applicable.

Shareholders of record at the close of business on September 17, 2021 are entitled to receive notice of and vote at the Meeting.

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If you are a Registered Shareholder and have any questions relating to the Meeting, please contact Odyssey Trust Company by telephone +1-888-290-1175 (toll-free within North America) or 1-587-885-0960 (direct from outside North America) or by email via www.odysseycontact.com. If you are a NonRegistered Shareholder and have any questions relating to the Meeting, please contact your intermediary through which you hold your Common Shares or the Company at: +1-647-846-7765 or by email at info@carbonstreaming. com.

If you are a Non-Registered Shareholder and have any questions about how to vote your shares, please contact your intermediary through which you hold your Common Shares.

DATED at Toronto, Ontario this 30th day of September, 2021.

BY ORDER OF THE BOARD OF DIRECTORS OF CARBON STREAMING CORPORATION

(signed) Justin Cochrane

Justin Cochrane
President & Chief Executive Officer

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